MANAGEMENT’S DISCUSSION & ANALYSIS

DECEMBER 31, 2019

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

This Management’s Discussion and Analysis (“MD&A”) is an overview of all material information about SilverCrest Metals Inc.’s (the “Company” or “SilverCrest”) operations, liquidity, and capital resources for the three months and year ended December 31, 2019. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2019 and 2018, and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2019 (the “AIF”), is available on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively, and the first and second half of the Company’s fiscal years are referred to as “H1” and “H2”, respectively. All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is March 24, 2020. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. In addition, these statements include, but are not limited to the future price of commodities, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, timing of completion of exploration programs, technical reports and studies (including the expectation that a feasibility study for the Company’s Las Chispas property will be completed by H2, 2020, subject to resolution of the novel coronavirus (“COVID-19”) pandemic), success of exploration and development activities and mining operations, the timing of construction and mine operation activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of exploration and production operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated cost and the ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, volatility in the price of silver and gold, discrepancies between actual estimated production, mineral resources and metallurgical recovery, mining operational and development risks, regulatory restrictions, activities by governmental authorities and changes in legislation, community relations, the speculative nature of mineral exploration, the global economic climate, loss of key employees, additional funding requirements and defective title to mineral claims or property. While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and Chief Executive Officer of the Company, who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended, and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to Industry Guide 7. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not be converted to mineral reserves; they may be included in feasibility or pre-feasibility studies but are normally treated as waste. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 historically only permitted issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with SEC Industry Guide 7.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

1.      DESCRIPTION OF BUSINESS

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value- added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating silver/gold mines in the Americas.

At December 31, 2019, the Company had a total of four Mexican exploration properties: Las Chispas, Cruz de Mayo, Angel de Plata, and Estacion Llano. The Company’s current focus is the Las Chispas Property (or the “Property”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Property is in a prolific mining area with nearby precious metal producers and consists of 28 concessions totaling approximately 1,400 hectares. The Company has now identified 42 epithermal veins (increased from 36 veins as previously disclosed) on the Property. Only 10 of these 42 veins were included in the preliminary economic assessment described below. It is anticipated that between 13 to 18 of the 42 veins will be incorporated into the reserve estimation, with additional veins to be recorded in the Company’s resource, for the feasibility study scheduled for completion during H2, 2020, subject to resolution of the COVID-19 pandemic.

The 42 veins identified on the Property are low to intermediate sulfidation epithermal veins ranging from 0.5 to 11 metres wide. Veins consist of quartz with calcite veining, stockwork, and or breccia. The in-situ precious metal value within the discovered veins to date is approximately 50/50 silver and gold and contains minor base metals. High-grade areas or zones in a vein are controlled by structures, bedding contacts, proximity to intrusive dykes, and geochemical characteristics. A majority of the defined veins are exposed at the surface with many having historic shallow workings. High-grade discoveries are being made on faulted extensions of unmined veins and down plunge high-grade extensions away from historic workings. To the Company’s knowledge, all discoveries to date had not been drill-tested until SilverCrest initiated its program in 2016.

Details of the Company’s other properties are available in the AIF and on the Company’s website, www.silvercrestmetals.com.

2.    HIGHLIGHTS

During 2019, the Company incurred an additional $50.3 million of expenses on the Las Chispas Project, for total project-to-date expenditures of $76.7 million as of December 31, 2019. The Company’s key events and highlights from 2019 and from January 1, 2020 to the date of this MD&A, include the following:

Las Chispas Project Exploration Program

Preliminary Economic Assessment (“PEA”)

The Company filed a technical report entitled “Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico”, effective May 15, 2019, as amended and dated July 19, 2019 (the “PEA”), available on SEDAR (www.sedar.com) or the Company’s website (www.silvercrestmetals.com). The Company cautions that the results of the PEA are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have economic consideration applied to them to be classified as mineral reserves. There is no certainty that the results of the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA is the first economic assessment of a potential underground mining operation and has taken into account the combined geological, mining, metallurgical, processing, and permitting considerations into a financial assessment. The work is based largely on exploration work completed by SilverCrest and is an early-stage snapshot of a conceptual mining operation which lacks the detailed investigations and engineering required to advance the project towards production. Conclusions drawn from this work provide an estimate for the time and work needed to move the Las Chispas Project from the current PEA level to a feasibility study level. As recommended in the PEA, the Company plans to complete a feasibility study with site work for approximately US$20.6 million, including US$9.0 million for 55,000 metres of expansion and infill drilling, US$3.0 million for 1,500 metres of development for the Area 51 decline and exploration and US$1.0 million for drifting along the vein. From the effective date of the PEA to February 29, 2020, the Company completed approximately 230,000 metres of drilling for an estimated $22.2 million, 3,700 metres of development together with other underground workings for $13.0 million, and $2.5 million related to other feasibility study work. Site work, which commenced mid-May 2019, includes metallurgical testing, geotechnical work and analysis, hydrogeology, trade-off mining studies, ongoing environmental baseline work, tailings characterization and additional survey work. The Company anticipates completing the feasibility study and site work by H2, 2020, if practicable and subject to the resolution of the COVID-19 pandemic.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

Dollar amounts in this section (PEA) of the MD&A are USD. The PEA Base Case uses a 5% discount rate, metal prices of $16.68/oz silver (Ag) and $1,269/oz Gold (Au) (~3-year historical average) and Mexico Peso/US$ exchange rate of 20:1.

Highlights of the Base Case economic estimates used for the PEA are as follows:

Abbreviations and assumptions
Tonnes per day (“tpd”)	Life of mine (“LOM”)
Grams per tonne (“gpt”)	Dollar amount per tonne (“$/t”)
Ounces (“oz”)	All in sustaining costs (“AISC”)
Silver equivalent (“AgEq”)	Internal rate of return (“IRR”)

Las Chispas PEA Summary (Base Case)
Throughput (tpd)	1,250
Mine Life	8.5 years
Diluted Resource (Tonnes)	3,861,000

Average Diluted Silver Grade (gpt)	411.0
Average Diluted Gold Grade (gpt)	4.05
Average Diluted AgEq(1) Grade (gpt)	714

Contained Silver oz(3)	51,004,000
Contained Gold oz (3)	502,200
Contained AgEq oz(1)(3)	88,666,000

Silver Recovery	89.9%
Gold Recovery	94.4%

Payable Silver oz (LOM)	45,765,000
Payable Gold oz (LOM)	473,100
Total AgEq(1) oz	81,247,000

Average Annual Production (LOM)
-Silver oz	5,384,000
-Gold oz	55,700
-AgEq(1) oz	9,559,000

Average Annual Production (Years 1-4)
-Silver oz	7,575,000
-Gold oz	81,600
-AgEq(1) oz	13,694,000

Mining Cost ($/t) (2)	$50.91
Processing Cost ($/t)	$32.61
G&A Cost ($/t)	$15.14
Total Operating Cost ($/t)	$98.66
Initial Capital Cost ($ million)	$100.5
LOM Sustaining Capital Cost ($ million)	$50.3

LOM AISC ($/oz AgEq(1))	$7.52
Years 1-4 AISC ($/oz AgEq(1))	$4.89

After-Tax IRR	78%
NPV (5%, $ million)	$406.9
Undiscounted LOM net free cash flow ($ million)	$522.5
Payback period	9 months

(1) AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of $17 per ounce silver and $1,225 per ounce gold with average metallurgical recoveries of 90% silver and 95% gold.

(2) Includes expensed lateral development but excludes capitalized ramp and vertical development.

(3) Contained ounces for gold and silver are estimated to include 29% indicated resources and 71% inferred resources.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

Exploration Drilling
The Company completed 189,000 metres of infill and expansion drilling during 2019 (142,000 metres infill and 47,000 metres expansion) and plans for 75,000 to 80,000 metres of infill and expansion drilling for H1, 2020 As of December 31, 2019, the Company had drilled a cumulative 1,132 holes for 302,000 metres since inception. In the first two months of 2020, the Company drilled 57,000 metres for a cumulative 1,351 holes for 359,000 metres from inception to February 29, 2020. Results from February 2019 to March 1, 2020 are expected to be presented in a sixth technical report, the feasibility study, anticipated in H2, 2020, subject to resolution of the COVID-19 pandemic.

From February 2019 (drilling cut-off date for the PEA), the Company announced further in-fill and expansion drill results, which included:

  Discovery and expansion of the Babi Vista Vein (news releases dated June 27 and November 14, 2019 and March 9, 2020);
  Discovery of Area 200 zone and additional drill results from the Babicanora Norte Vein (news release dated February 18, 2020);
  Expansion of the Babi Sur Vein (news release dated January 20, 2020);
  Newly defined Area 118 of the Las Chispas Vein (news release dated November 21, 2019); and
  Discovery of new vein, La Blanquita Dos and expansion drill results for three veins; Giovanni, La Blanquita and Las Chispas, in the Las Chispas Area (October 9, 2019).

Other ongoing site work includes feasibility assessment work, vein drifting and stockpiling of the Babicanora Vein material (see below), an extensive metallurgical test program (see news release dated March 5, 2020), drilling a large diameter well for site water, and permitting for various additional work (see below).

During 2019, the Company incurred $50.3 million of expenses at Las Chispas (refer to “7. Financings – Use of Proceeds”), and a cumulative of $76.7 million since inception. Given the current global outbreak of COVID-19, the Company is currently re-assessing its 2020 budget for the Las Chispas property.

Underground work and stockpile

During 2019, the Company completed approximately 2,800 metres of underground development, including 650 metres of in-vein development, and stockpiled an estimated 23,500 tonnes of mineralized material. By the end of February 2020, cumulatively, the Company had completed approximately 3,700 metres of underground development, including 800 metres of in-vein development, and stockpiled approximately 29,000 tonnes of mineralized material.

The Company had originally anticipated to complete 5,400 metres of development in 2020, including in-vein drifting, and adding an additional 52,000 tonnes of mineralized material to its stockpile. This projection is now subject to change. With the finalization of the feasibility study, anticipated in H2, 2020 and subject to the resolution of the COVID-19 pandemic, the Company expects to update its development plans.

On October 16, 2019, the Company announced positive reconciliation results for the Babicanora Vein in the 180-metres of mined vein strike length compared to the grades assumed in the PEA. Please refer to the news release dated October 16, 2019 for additional detail.

Permits

On July 17, 2019, the Company received its operating permit (“MIA”) for Las Chispas for development, construction and operation of a 3,000 tpd (maximum capacity) underground mine, conventional processing plant and subsequent dry stack tailings. The Company’s plan is to design and build a 1,250 tpd plant, with an expandable capacity. The MIA is conditional on several standard requirements by the Secretaria de Medio Ambiente y Recuros Naturales (“SEMARNAT”) designed to protect and monitor the environment, use of best management practices with respect to the environment, which requirements must be completed before construction and for the life-of-mine. Work related to these requirements is underway.

On August 22, 2019, the Company received its general explosives permit for the operational storage and use of explosives at the Las Chispas Project. Previously, the Company held a temporary explosives permit for construction.

On December 19, 2019, the Company made a payment of $363,967 (MEX$5.3 million) towards the application for the change of use of soil (“CUS”) permit for Las Chispas required for above-ground works and construction such as conventional processing plant, offices, warehousing, water works and road access improvements. The Company anticipates to receive an official resolution from SEMARNAT in due course.

As outlined in the PEA, there are several standard permits and requirements necessary to start operations. Three of these permits, including the MIA (which is the most significant permit), have been obtained. The remaining construction and operating permits should be obtained over the next two years, some before anticipated construction, and the remainder subsequently. Please refer to the news release dated July 18, 2019 for additional detail.

Concessions

During 2019, the Company made the remaining option payments and exercised its option on five mining concessions at Las Chispas resulting in 100% ownership of these concessions.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

Other Properties in Mexico

In late February 2018, the Company’s subsidiary, Minera La Llamarada, S.A. de C.V. (“Llamarada”), and Oro Gold de Mexico S.A. de C.V., a subsidiary of Marlin Gold Mining Ltd., entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. The price agreed upon by the parties was US$500,000 to be paid as follows: US$100,000 on signing of the agreement (received); US$100,000 no later than 12 months from the date of signing the agreement (received); and US$300,000 on February 28, 2020. During 2019, the Company agreed to discount the remaining amount to US$250,000 in exchange for an accelerated payment from the optionee. Accordingly, the Company received US$250,000 and the optionee exercised its option to earn 100% title to the property.

During 2019, the Company formally disposed of its interest in the Huasabas Property located in Sonora, Mexico. The cancellation process for this property began in 2018 and the Company recorded the minor impairment of this property during Q3, 2018.

During 2019, the Company delivered a notice of termination to the owner of the El Gueriguito mining concession, one of the two concessions that make up the Cruz de Mayo Property.

Corporate Update

During 2019, corporate highlights included the following:

  In connection with Pierre Beaudoin being appointed Chief Operating Officer (“COO”) of SilverCrest effective November 13, 2018, the Company completed a January 2019 private placement with Mr. Beaudoin and his nominees of 100,000 units at $2.92 per unit for gross proceeds of $292,000. Each unit consisted of one common share of the Company and a half warrant, with each whole warrant being exercisable to purchase one common share of the Company at $4.03 per share until January 11, 2021. Net proceeds from this private placement were used for general working capital purposes.

  The Company cancelled and returned to treasury 62,722 shares pursuant to a depositary agreement dated September 15, 2015 entered into between the Company and Computershare Trust Company of Canada (“Computershare”). Computershare was appointed to act as depositary for common shares of the Company to be distributed to former shareholders of SilverCrest Mines Inc. by a plan of arrangement agreement (“the Arrangement”) dated July 26, 2015. Any shares not distributed on or before October 1, 2018, the third anniversary of the date of completion of the Arrangement, were returned to the Company for cancellation.

  On May 30, 2019, SilverCrest held its Annual General Meeting of Shareholders (“AGM”) in Vancouver, BC. Shareholders voted in favour of all items of business, including fixing the number of directors at six and the election of each of the director nominees: N. Eric Fier, Ross O. Glanville, Graham C. Thody, John H. Wright, Hannes P. Portmann and Ani Markova. In addition, shareholders approved the Company’s “rolling 10%” Stock Option Plan.

  At the Board of Directors meeting following the AGM, the Board re-appointed Mr. Thody as Chairman of the Board; Mr. Fier as Chief Executive Office (“CEO”); Christopher Ritchie as President; Mr. Beaudoin as COO, Anne Yong as Chief Financial Officer (“CFO”); Nicholas Campbell as Executive Vice President, Business Development, S. Rosy Fier as Vice President, Exploration and Technical Services (“VP, Exploration”) and Bernard Poznanski as Corporate Secretary.

  On July 17, 2019, SEMARNAT granted the Company approval of its Operating Permit for the development of its Las Chispas Project (see “2. Highlights - Las Chispas Project Exploration Program - Permits”).

  On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25.3 million. The Company incurred $1.6 million of related capital stock issue costs.

  On August 16, 2019, the Company completed a private placement with SSR Mining Inc. (“SSR Mining”) of 780,000 common shares at a price of $5.85 per common share for gross proceeds of $4.6 million. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company incurred $54,923 of related capital stock issue costs.

  On August 29, 2019, the Company began trading on the Toronto Stock Exchange (“TSX”) following its graduation from the TSX Venture Exchange.

  On December 18, 2019, the Company completed a short-form prospectus offering of 12,650,000 common shares at a price of $7.28 per common share for gross proceeds of $92.1 million. The Company incurred $5.3 million of related capital stock issuance costs.

  During 2019, the Board of Directors approved a cash-settled Deferred Share Unit (“DSU”) plan. Each DSU entitles the holder to receive cash equal to the current market value of the equivalent number of common shares of the Company. DSUs vest immediately and become payable upon the retirement of the holder. On December 19, 2019, the Company issued 27,500 DSUs to independent directors of the Company.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

  During 2019, the Company granted 1,976,250 stock options to directors, officers, employees and consultants of the Company. The stock options had exercise prices ranging from $4.54 to $8.24 and expiry dates 5 years from date of grant. Stock options granted prior to November 2019 vest over a one-year period, with 25% vesting after each of three months, six months, nine months and twelve months after the grant date, respectively. The stock options granted in December 2019 vest over a three-year period, with 33% vesting after each of one year, two years and three years after the grant date, respectively.

  The Company issued a total of 3,959,804 common shares at prices ranging from $1.45 to $2.29 per common share for gross proceeds of $5.9 million upon the exercise of warrants. The Company also issued 795,000 common shares at prices ranging from $0.16 to $3.24 per common share for gross proceeds of $1.1 million upon the exercise of stock options.

Subsequent events

Corporate developments after December 31, 2019 include:

  The Company’s business could be adversely affected by the effects of the recent outbreak of respiratory illness caused by COVID‑19. Since early March 2020, several significant measures have been implemented in Canada, Mexico and the rest of the world by authorities in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID‑19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill programs and other factors that depend on future developments beyond the Company’s control. In addition, the significant outbreak of a contagious disease has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in a potential economic downturn that may negatively impact the Company’s financial position, financial performance, cash flows, and its ability to raise capital, in 2020. The Company continues to operate its business and move its Las Chispas property forward at this time. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on the Company’s exploration activities, including the duration and impact on its planned feasibility study, cannot be reasonably estimated at this time.

  On January 10, 2020, completion of a private placement with SSR Mining of 1,819,074 common shares at a price of $7.28 per common share for gross proceeds of $13.2 million.

  Issuance of 874,500 common shares at prices ranging from $0.16 to $4.54 per share for gross proceeds of $740,610 upon the exercise of stock options.

  On March 11, 2020, the Company entered into an agreement with National Bank Financial (“NBF”) on behalf of a syndicate of underwriters for a prospectus offering, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 9,100,000 common shares of the Company at a price of $8.25 per common share for aggregate gross proceeds to the Company of $75.1 million. On March 17, 2020, NBF, on behalf of the syndicate of underwriters, served notice on the Company purporting to terminate their obligations under the agreement on the basis of the COVID-19 pandemic and its adverse effect on financial markets. The Company’s position is that the underwriters had no basis for terminating the agreement and intends to pursue its legal remedies against NBF for breach of its obligations under the agreement.

3.    SELECTED ANNUAL FINANCIAL INFORMATION

During 2019, the Company voluntarily adopted a new accounting policy change retrospectively in which exploration and evaluation expenditures, other than acquisition costs, are expensed as incurred rather than being recorded as exploration and evaluation assets. Please refer to note 3 of the audited consolidated financial statements for the year ended December 31, 2019. As such, certain prior period figures contained in this MD&A have been restated under this retrospective accounting policy change.

The following table sets out selected annual financial information derived from the Company’s audited annual financial statements for each of the three most recently completed financial years of the Company:

	2019	2018	2017
		Restated	Restated
Loss and comprehensive loss for the year	$(59,268,859)	$(19,825,314)	$(14,063,486)
Loss per share - basic and diluted	$(0.67)	$(0.28)	$(0.28)
Total assets	$128,024,585	$55,013,676	$14,518,937

*Please see “4. Summary of Quarterly Results”, below, for a reconciliation of restated amounts.

In 2019, the Company focused on its exploration program at Las Chispas, drilling over 189,000 metres (2018 – 71,000 metres, 2017 – 32,000 metres), completing underground work of 2,818 metres (2018 – Nil metres, 2017 – Nil metres), and incurring $51.2 million (2018 – $18.3 million, 2017 – $9.8 million) of direct costs, the majority of which were expensed as exploration and evaluation expenditures on the consolidated statement of comprehensive loss, with the remaining portion of acquisition costs being recorded  capitalized as exploration and evaluation assets on the consolidated statement of financial position. In 2019, the increase in total assets was attributable to the completion of a short form prospectus offering in December 2019 for total net proceeds of $86.8 million. In 2018, the increase in total assets was attributable to the completion of a private placement financing of $30.7 million with SSR Mining Inc. in December 2018.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

4.   SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company’s unaudited condensed consolidated interim financial statements, for each of the eight most recently completed financial quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2019	2019	2019	2019	2018	2018	2018	2018
		Restated	Restated	Restated	Restated	Restated	Restated	Restated
Comprehensive loss for the period	(20,865,233)	(14,866,541)	(14,063,488)	(9,473,597)	(5,522,035)	(5,258,146)	(4,852,961)	(4,192,172)
Loss per share - basic and diluted	(0.23)	(0.17)	(0.16)	(0.11)	(0.07)	(0.07)	(0.07)	(0.07)

Comprehensive losses in 2019 included exploration and evaluation expenditures at the Las Chispas project, which increased significantly due to a greater number of drill rigs operating, the commencement of underground work, and costs relating to technical studies such as the PEA and planned feasibility study. In addition, during and after Q2, 2019, comprehensive losses included significant share-based compensation expenses recorded on the vesting of stock options and the added costs associated with the Company graduation to the TSX in August 2019. The increase in comprehensive loss in Q1, 2019 was a result of foreign exchange loss and share-based compensation on the vesting of stock options. The overall increase in comprehensive loss for Q3, 2018 was primarily the result of the added costs associated with the Company’s NYSE American listing in August 2018 and impairment of four of the Company’s non-core mineral properties in September 2018.

The Company’s change in accounting policy impacted the unaudited condensed consolidated interim financial statements for Q1, Q2, and Q3, 2019. The reconciliation of the balances, as previously reported, to the restated amounts, is presented below by extracting the relevant financial statement elements from those quarters.

Three months ended March 31, 2019:

Consolidated statement of financial position as at March 31, 2019

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy
Non-current assets
Exploration and evaluation assets	$37,930,916	$(32,869,090)	$5,061,826

Shareholders' equity
Deficit	$(15,995,078)	$(32,869,090)	$(48,864,168)

Consolidated statement of loss and comprehensive loss for the three months ended March 31, 2019

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy
Exploration and evaluation expenditures	$-	$6,441,702	$6,441,702

Loss and comprehensive loss for the period	$(3,031,895)	$(6,441,702)	$(9,473,597)

Basic and diluted comprehensive loss per common share	$(0.04)		$(0.11)

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

Consolidated statement of cash flows for the three months ended March 31, 2019

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy
Cash flows from operating activities
Loss and comprehensive loss for the period	$(3,031,895)	$(6,441,702)	$(9,473,597)
Items not affecting cash:
Depreciation	36,865	18,851	55,716
Share-based compensation	1,234,024	538,130	1,772,154

Accounts payable and accrued liabilities	143,492	1,015,495	1,158,987

Net cash used in operating activities	(2,265,693)	(4,869,226)	(7,134,919)

Cash flows from investing activities
Exploration and evaluation assets	(4,875,381)	4,869,226	(6,155)

Net cash used in investing activities	(5,328,991)	4,869,226	(459,765)

Change in cash and cash equivalents, during the period	$(6,867,038)	$-	$(6,867,038)

Three and six months ended June 30, 2019:

Consolidated statement of financial position as at June 30, 2019

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy
Non-current assets
Exploration and evaluation assets	$50,351,624	$(45,045,918)	$5,305,706

Shareholders' equity
Deficit	$(17,881,738)	$(45,045,918)	$(62,927,656)

Consolidated statement of loss and comprehensive loss for the three months ended June 30, 2019

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy

Exploration and evaluation expenditures	$-	$12,176,828	$12,176,828

Loss and comprehensive loss for the period	$(1,886,660)	$(12,176,828)	$(14,063,488)

Basic and diluted comprehensive loss per common share	$(0.02)		$(0.16)

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

Consolidated statement of loss and comprehensive loss for the six months ended June 30, 2019

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy

Exploration and evaluation expenditures	$-	$18,618,530	$18,618,530

Loss and comprehensive loss for the period	$(4,918,555)	$(18,618,530)	$(23,537,085)

Basic and diluted comprehensive loss per common share	$(0.06)		$(0.28)

Consolidated statement of cash flows for the six months ended June 30, 2019

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy

Cash flows from operating activities
Loss and comprehensive loss for the period	$(4,918,555)	$(18,618,530)	$(23,537,085)
Items not affecting cash:
Depreciation	76,000	44,288	120,288
Share-based compensation	1,964,510	802,698	2,767,208

Accounts payable and accrued liabilities	170,454	3,534,634	3,705,088

Net cash used in operating activities	(4,925,993)	(14,236,910)	(19,162,903)

Cash flows from investing activities
Exploration and evaluation assets	(14,486,945)	14,236,910	(250,035)

Net cash used in investing activities	(14,566,695)	14,236,910	(329,785)

Change in cash and cash equivalents, during the period	$(18,319,290)	$-	$(18,319,290)

Three and nine months ended September 30, 2019:

Consolidated statement of financial position as at September 30, 2019

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy

Non-current assets
Exploration and evaluation assets	$62,924,543	$(57,496,834)	$5,427,709

Shareholders' equity
Deficit	$(20,279,018)	$(57,496,834)	$(77,775,852)

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

Consolidated statement of loss and comprehensive loss for the three months ended September 30, 2019

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy

Exploration and evaluation expenditures	$-	$12,469,261	$12,469,261

Loss and comprehensive loss for the period	$(2,397,280)	$(12,469,261)	$(14,866,541)

Basic and diluted comprehensive loss per common share	$(0.03)		$(0.17)

Consolidated statement of loss and comprehensive loss for the nine months ended September 30, 2019

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy

Exploration and evaluation expenditures	$-	$31,087,791	$31,087,791

Loss and comprehensive loss for the period	$(7,315,835)	$(31,087,791)	$(38,403,626)

Basic and diluted comprehensive loss per common share	$(0.08)		$(0.44)

Consolidated statement of cash flows for the nine months ended September 30, 2019

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy

Cash flows from operating activities
Loss and comprehensive loss for the period	$(7,315,835)	$(31,087,791)	$(38,403,626)
Items not affecting cash:
Depreciation	115,954	71,850	187,804
Share-based compensation	3,071,207	1,103,740	4,174,947

Accounts payable and accrued liabilities	(126,771)	5,886,194	5,759,423

Net cash used in operating activities	(7,923,708)	(24,026,007)	(31,949,715)

Cash flows from investing activities
Exploration and evaluation assets	(24,656,534)	24,026,007	(630,527)

Net cash used in investing activities	(14,566,695)	24,026,007	9,459,312

Change in cash and cash equivalents, during the period	$(18,319,290)	$-	$(18,319,290)

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

5.     RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During the three months and year ended December 31, 2019, comprehensive losses were $20,865,233 and $59,268,859, respectively, compared to $5,522,035 and $19,825,314 for the three and year ended December 31, 2018. The significant variations between these periods included the following:

	Three Months Ending			Year Ending
	December 31,			December 31,
	2019	2018	Variance	2019	2018	Variance	Variance Explanation
Exploration and evaluation expenditures	19,194,824	4,508,770	14,686,054	50,282,615	14,403,711	35,878,904	Increased exploration and evaluation activity at the Las Chispas project during 2019 including additional drill rigs and beginning of the decline construction.
Foreign exchange loss (gain)	101,203	(545,097)	646,300	1,368,635	(912,045)	2,280,680

Changes in the value of the Canadian dollar compared to the US dollar and Mexican peso since Q1, 2018. As at December 31, 2019, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $14.5 million (2018 – $32.4 million) and Mexican peso cash and cash equivalents of $432,952 (2018 – $345,809), both presented in Canadian dollar equivalents.

Share-based compensation	704,163	490,974	213,189	3,775,370	2,544,834	1,230,536	Greater fair value of options vesting in 2019 primarily due to 7.6 million stock options being granted in 2019. During 2018, the Company granted 4.8 million stock options.
Interest income	(253,925)	(157,361)	(96,564)	(1,007,521)	(335,164)	(672,357)	Held a greater amount of interest-bearing cash and cash equivalents. Interest rates also increased from the prior year.
Marketing	193,351	153,045	40,306	913,792	680,176	233,616	Increased travel activities to have personnel attend trade and road shows in North America and Europe. In addition the Company held more investor and analyst site tours during 2019.
General and administration	188,057	203,077	(15,020)	889,632	702,389	187,243	Obtained increased insurance coverage and increased regulatory costs related to listing on the NYSE American exchange during Q3, 2018.
(Recovery of) general exploration expenditures	(11,953)	131,157	(143,110)	229,536	139,659	89,877

One-time recovery of certain costs during 2019. In addition, subsequent to the impairment of the Company’s four non-material properties in Q3, 2018, some costs related to these properties (such as concession taxes) were expensed during Q4, 2018.

Remuneration	616,441	728,586	(112,145)	1,626,721	1,466,109	160,612

Higher head-count compared to 2018 and due to increased compensation packages as a result of performance reviews in Q4, 2018. Certain costs were reclassified from remuneration to exploration and evaluation expenditures during Q4, 2019.

Depreciation	40,036	1,429	38,607	155,990	3,971	152,019	Recognition of a right of use asset on January 1, 2019 upon initial adoption of an accounting policy in regards to leases.
Professional fees	(145,770)	87,298	(233,068)	412,842	315,049	97,793

Increased legal services in both Canada and Mexico, as well as increased overall legal and accounting services to assist with ongoing continuous disclosure filings. Professional fees of $299,591 were reclassified from professional fees to exploration and evaluation expenditures during Q4, 2019.

Management and director fees	93,815	270,104	(176,289)	478,870	500,289	(21,419)

Increased management fees to key management personnel for performance and increased compensation packages for its directors. However, management fees of $298,416 were reclassified to exploration and evaluation expenditures during Q4, 2019.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

During 2019 and 2018, exploration and evaluation expenditures were $50,282,615 and $14,403,711, respectively. The significant variations between these years included the following:

Exploration and evaluation	Expenditures	Expenditures
expenditures	during 2019	during 2018	Variance	Explanation of variance
Assays	$2,842,241	$1,422,284	$1,419,957	As the Company drilled significantly more exploration holes during 2019, a much larger number of core samples were sent for assaying.
Decline construction and underground workings	11,355,564	-	11,355,564	The Company completed the construction of an exploration decline during 2019, began to drift along the vein, and built related underground infrastructure.
Drilling	24,024,913	10,044,369	13,980,544	During 2019, the Company greatly increased the number of drill rigs active at site to ensure a sufficient number of in-fill drill holes were completed to target the conversion of inferred to measured and indicated resources. A large number of expansion holes were also drilled bringing the total number of metres completed to 189,000 (2018 - 71,000 metres).
Field and administrative costs	2,666,820	636,955	2,029,865	Given the large increase in activity at Las Chispas during 2019, there was an increase in associated administrative costs as well as an increase in the amount of supplies and other consumeables used at site.
Metallurgy	588,269	-	588,269	In relation to the preparation of the PEA and Feasibility Study, the Company undertook significant metallurgical test work during 2019.
Salaries and remuneration	3,465,149	1,344,513	2,120,636	Due to the significant increase in activity at Las Chispas, the Company underwent a large workforce ramp-up during 2019.
Share-based compensation	2,358,262	437,021	1,921,241	A greater portion of share-based compensation was allocated to exploration and evaluation expenditures during 2019 as more personnel were engaged in work on the project.
Technical consulting services and studies	2,440,061	393,109	2,046,952	During 2019, the Company completed the PEA and began work on the Feasibilty Study. As a result, it engaged a number of technical consultants
Travel and lodging	416,209	70,698	345,511	There was a significant increase in the number of personnel, consultants, and others travelling to the project during 2019.
TOTAL	$50,282,615	$14,403,711	$35,878,904

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

6.    LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date through the issuance of common shares. The Company currently has no operations from which to derive revenues.

Assets

At December 31, 2019, the Company held $110.4 million (2018 – $44.0 million) as cash and cash equivalents. The significant factors for the increase in cash and cash equivalents from December 31, 2018 to December 31, 2019 include:

  $54.2 million (2018 – $19.0 million) used in operating activities (see “5. Results of Operations and Financial Condition”); and

  $122.4 million (2018 – $56.2 million) generated by financing activities, primarily from the completion of the two short-form prospectus offerings and the exercise of options and warrants. See “2. Highlights – Corporate Update”;

The amounts receivable balance of $617,873 (2018 – $170,574) as of December 31, 2019, consisted primarily of $36,428 (2018 – $79,105) due from Goldsource Mines Inc. (“Goldsource”, see “9. Related Party Transactions”), interest receivable of $216,504 (2018 – $46,886), and $341,294 (2018 – $40,499) due from related parties.

Taxes receivable increased to $8.0 million (2018 – $3.9 million) as of December 31, 2019, which consisted of value added taxes (“IVA”) in Mexico of $7.9 million (2018 – $3.9 million) and goods and services taxes in Canada of $101,972 (2018 – $36,519) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded the majority of the receivable as non-current.

Property and equipment increased to $2.8 million (2018 – $1.3 million) primarily due to the construction of buildings and the purchase of equipment and vehicles for use at Las Chispas and the recognition of a Right of Use Asset cost of $645,052 related to the adoption of IFRS 16.

Exploration and evaluation assets increased to $5.5 million (2018 – $5.2 million) as of December 31, 2019, due to acquisitions costs during 2019 which were partially offset by the recovery of funds received related to the Guadalupe property (see “2. Highlights – Other Properties in Mexico”).

Liabilities

As at December 31, 2019, accounts payable and accrued liabilities amounted to $5.0 million (2018 – $1.5 million), which relates to various contractual commitments in the normal course of business. In addition, due to the adoption of IFRS 16 effective January 1, 2019, lease liabilities amounted to $532,348 as at December 31, 2019.

Liquidity outlook and risks

While the Company currently has no source of revenue, management believes its cash and cash equivalents of $110.4 million (as of December 31, 2019), will be sufficient to fund its minimum exploration activities and general working capital for the next 12 months. At February 29, 2020, the Company had cash and cash equivalents of $116.2 million, of which $94.1 million (US$70.0 million) was in U.S. dollars. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. To advance beyond the currently planned underground and surface exploration programs at Las Chispas, the Company will require additional financing, which is subject to several factors, many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing, and industry conditions.

Commitments
The Company leases its head office under a non- cancellable lease expiring within five years. On renewal, the terms of the lease are renegotiated. The Company also leases equipment and has one other lease which is considered a low value lease and as such is included in the consolidated statement of comprehensive loss and not the consolidated statement of financial position. Commitments for minimum lease payments in relation to non-cancellable leases are payable as follows:

Lease liabilities	December 31, 2019
Lease liabilities	$532,348
Less: current portion	(175,620)
Long-term portion	$356,728

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

Undiscounted lease payments	December 31, 2019
Not later than 1 year	$189,050
Later than 1 year and not later than 5 years	437,249
$626,299

7.     FINANCINGS & USE OF PROCEEDS

December 7, 2018 Financing

On December 7, 2018, the Company completed a private placement with SSR Mining for gross proceeds of $30.7 million ($30.4 million net proceeds). During 2019, the Company fully used these funds as part of the $50.6 million of expenditures at Las Chispas (see “2. Highlights – Las Chispas Project Exploration Program – Exploration Drilling”).

August 2019 Financings

On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25.3 million ($23.7 million net proceeds).

The following table compares the estimated and actual use of net proceeds from the August 2019 Prospectus Offering (other than working capital) to February 29, 2020:

			Actual and accrued	Actual and accrued
			expenditures to	expenditures to
Description of expenditure	Estimated cost	Estimated cost	February 29, 2020	February 29, 2020
	(Cdn.$)(1)	(U.S.$)	(Cdn.$)(2)	(U.S.$)
Feasibility study	4,638,550	3,500,000	1,526,519	1,157,067
In‑fill and expansion drilling	5,301,200	4,000,000	5,277,200	4,000,000
Underground exploration and development	5,963,850	4,500,000	5,936,850	4,500,000
Permitting and water rights	1,325,300	1,000,000	405,059	307,026

(1) Based on the exchange rate of U.S.$1.00 = $1.3253 as at August 6, 2019 used in the prospectus for the August 2019 Prospectus Offering.

(2) Expenditures were made or accrued in U.S. dollars. Based on the exchange rate of U.S.$1.00 = $1.3193, the average rate from October 1, 2019 to February 29, 2020.

On August 16, 2019, the Company completed a private placement with SSR Mining of 780,000 common shares at a price of $5.85 per common share for gross proceeds of $4.6 million ($4.5 million net proceeds). SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company intends to use these proceeds for general working capital.

December 18, 2019 Financing

On December 18, 2019, the Company completed a short form prospectus offering for gross proceeds of $92.0 million ($86.8 million net proceeds).

The following table compares the estimated and actual use of net proceeds from the December 2019 Prospectus Offering (other than working capital) to February 29, 2020:

			Actual and accrued	Actual and accrued
			expenditures to	expenditures to
Description of expenditure	Estimated cost	Estimated cost	February 29, 2020	February 29, 2020
	(Cdn.$)(1)	(U.S.$)	(Cdn.$)(2)	(U.S.$)
For Las Chispas Property
Exploration infill and expansion drilling	30,000,000	22,671,000	5,029,496	3,812,246
Underground exploration and development	30,000,000	22,671,000	1,670,374	1,266,106
Surface infrastructure, permitting and development work	3,000,000	2,267,100	847,149	642,120
Road construction and access	1,000,000	755,700	-	-
Geophysics, environmental and sustainability	1,000,000	755,700	-	-
Prospective local property acquisitions and related exploration work	4,000,000	3,022,800	-	-

(1) Based on the exchange rate of U.S.$1.00 = $1.3233 as at December 10, 2019 used in the prospectus for the December 2019 Prospectus Offering.

(2) Expenditures were made or accrued in U.S. dollars. Based on the exchange rate of U.S.$1.00 = $1.3193, the average rate from October 1, 2019 to February 29, 2020.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

8.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and lease liability. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company’s accounts payable and accrued liabilities (related to DSUs) are measured using level 1 inputs. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Please refer to note 11 of the audited consolidated financial statements. Where material, these risks are reviewed and monitored by the Board of Directors.

9.    RELATED PARTY TRANSACTIONS

Professional fees

During 2019, the Company paid or accrued professional fees of $165,970 (2018 – $79,804) and capital stock issuance costs of $313,193 (2018 – $259,081), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. As of December 31, 2019, $128,821 (2018 – $105,375) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s CEO, President, CFO, COO, and directors. Key management personnel compensation is summarized as follows:

	2019	2018
Management fees(1)	$585,916	$431,250
Management remuneration(2)	1,157,801	612,880
Director fees	173,370	69,039
Share-based compensation(3), (4)	4,785,651	2,471,541
	$6,702,738	$3,584,710

(1) Total management fees of $585,916 were paid to Maverick Mining Consultants Ltd., a company controlled by the CEO, of which $298,416 (2018 – $Nil) was recorded as exploration and evaluation expenditures.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO, of which $432,845 (2018 – $32,190) was recorded as exploration and evaluation expenditures.

(3) Share-based compensation is the vested portion of the fair value at grant date of stock options awarded to all directors and officers of the Company.

(4) During 2019, the Company recorded share-based compensation of $2,511,804 (2018 – $912,550) for the vested portion of options granted to the CEO,CFO, COO, and the VP, Exploration, of which $1,647,417 (2018 – $138,803) was recorded as exploration and evaluation expenditures and $864,387 (2018 – $773,747) was expensed.

Other transactions

During 2019, the Company:

  paid remuneration of $156,037 (2018 – $127,171) to Nathan Fier (an employee providing technical services and a son of the CEO), of which $151,006 (2018 – $81,799) was recorded as exploration and evaluation expenditures and $5,031 (2018 – $45,372) was expensed. The Company also recorded share-based compensation of $131,865 (2018 – $40,397) for the vested portion of stock options granted to this employee, of which $125,272 (2018 – $27,237) was recorded as exploration and evaluation expenditures and $6,593 (2018 – $13,160) was expensed;

  paid remuneration of $20,609 (2018 – $Nil) to Emile Beaudoin (an employee providing technical services and son of the COO) which was recorded as exploration and evaluation expenditures; and

  recorded loans receivable at December 31, 2019 of $341,294 (2018 – $40,499) due from officers of the Company. The loans accrue interest at a rate of 2% per annum and are due at December 31, 2020.

The Company has an allocation of costs agreement with Goldsource, a company related by directors and officers in common, whereby the Company shares salaries, administrative services, and other expenses. During 2019, the Company allocated to Goldsource $210,639 (2018 – $138,541) for its share of these expenses, of which $36,428 (2018 – $79,105) was receivable from Goldsource at December 31, 2019. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

10.   OUTSTANDING SHARE CAPITAL

As of March 24, 2020, the Company had the following common shares, share purchase warrants and options issued and outstanding:

Issued & Outstanding Shares:	.		110,164,589
	$ per share	Expiry
Warrants:	$4.03	Jan 11, 2021	50,000
Options:	$0.16 - $8.24	Jun 30, 2020 - Dec 19, 2024	7,859,250
Fully Diluted			118,073,839

11.   OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2019, the Company had no off-balance sheet arrangements, such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instrument obligations, or any obligations that trigger financing, liquidity, market, or credit risk to the Company.

12.   PROPOSED TRANSACTION

As at December 31, 2019, and the date hereof, the Company had no disclosable proposed transaction. It is the Company’s policy not to disclose transactions until they are fully executed.

13.   CHANGES IN ACCOUNTING POLICIES

During 2019, the Company voluntarily changed its accounting policy regarding exploration and evaluation expenditures. The Company also adopted IFRS 16 which occurred in Q1, 2019. Please refer to note 3 of the audited consolidated financial statements for information on these changes. See “4. Summary of Quarterly Results” for the impact on the Company’s Q1, Q2, and Q3, 2019 financial statements.

14.   RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, the following are risks and uncertainties that have affected the Company’s financial statements or that may reasonably likely affect them in the future. See “Risk Factors” in the Company’s Annual Information Form for other risks affecting the Company generally.

Activities of the Company may be impacted by the spread of COVID-19.

The Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID‑19. The Company cannot accurately predict the impact COVID‑19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions to planned drill programs and other factors that will depend on future developments beyond the Company’s control. In addition, the significant outbreak of contagious disease in the human population has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company’s operating results and ability to raise capital.

The Company has a history of losses and may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis.

The Company has no history of revenue or earnings from operations. The Company is an exploration stage company and no cash flow or operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. As such, the Company has had negative cash flow since the date of its incorporation and is subject to many risks common to such enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. The Company expects to continue to expend substantial financial and other resources on exploration and development of Las Chispas. These investments may not result in revenue or growth in the business. If the Company cannot eventually earn revenue at a rate that exceeds the costs associated with its business, it will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and its revenue growth rate may decline. If the Company fails to eventually earn revenue, its business, results of operations, financial condition and prospects could be materially adversely affected.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

The Company may be unable to raise the capital necessary for it to execute its strategy on favourable terms or at all.

The Company will require additional financing to advance beyond the currently planned surface and underground exploration programs at Las Chispas in order to develop Las Chispas and achieve commercial production. Additional funds may not be available when the Company needs them, on terms that are acceptable, or at all. If adequate funds are not available to the Company on a timely basis, it may be unable to proceed with future exploration and development of Las Chispas or with other exploration, development or acquisition of property interests to carry out its business plan, as desired, which could materially affect the Company’s business, results of operations, financial condition and prospects.

There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or develop new resources.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral resources on Las Chispas, the Company does not have any properties with mineral resources.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals, and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Mineral resources estimates are based on interpretations and assumptions that may not be accurate.

There are numerous uncertainties inherent in estimating quantities of mineral resources and grades of mineralization, including many factors beyond the Company’s control. In making determinations about whether to advance a project to development, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Mineral resources or other mineralization estimates may not be accurate.

Any material changes in mineral resources estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Estimates of mineral resources have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and other precious metals may render portions of the Company’s resources uneconomic.

Development plans and cost estimates for Las Chispas may vary or not be achieved.

The Las Chispas Preliminary Economic Assessment includes estimates of future production, development plans, operating costs and capital costs and other economic and technical estimates for Las Chispas. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, many of which are not within the Company’s control.

The Las Chispas Preliminary Economic Assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Consequently, there is no certainty that the results set out in the Las Chispas Preliminary Economic Assessment would be realized.

The Company may be involved in disputes related to its contractual interests in certain properties.

The Company is a party to agreements pursuant to which it may earn interests in certain properties. Title to such properties may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

The Company’s operations are subject to extensive environmental, health and safety regulations.

The Company’s operations are subject to extensive laws and regulations governing environmental protection and employee health and safety promulgated by governments and government agencies. Environmental regulation provides for restrictions on, and the prohibition of, spills and the release and emission of various substances related to mining industry operations which could result in environmental pollution.

Environmental laws and regulations are complex and have become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company’s future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If legislation restricting or prohibiting the use of cyanide techniques were to be adopted in a region in which the Company relies on the use of cyanide, it would have a significant adverse impact on the Company’s results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore. The Company intends to, and attempts to, fully comply with all applicable environmental regulations. While the health and safety of its people and responsible environmental stewardship are top priorities for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Violence and other criminal activities in Mexico could have an adverse effect on the results and the financial condition of the Company.
Certain areas of Mexico have experienced outbreaks of localized violence, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial condition of the Company.

The Company may not be able to complete acquisitions it pursues and any completed acquisitions or business arrangements may ultimately not benefit its business.

As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

The mining industry is very competitive.

The Company competes with other exploration and production companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities, or are further advanced in their development or are significantly larger and have access to greater mineral resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it may not be able to grow at the rate it desires, or at all.

The Company’s competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than the Company. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Reputational damage could adversely affect the Company’s operations and profitability.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity (for example, with respect to the Company’s handling of environmental matters or dealings with community groups). The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities. The Company does not ultimately have direct control over how it is perceived by others and reputational damage could adversely affect the Company’s operations and profitability.

Lack or delay of necessary infrastructure could adversely affect the Company’s operations and profitability.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s projects will be commenced or completed on a timely basis, if at all, that the resulting operations will achieve the anticipated production volume, or that the construction costs and ongoing operating costs associated with the exploration and/or development of the Company’s projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

The Company is subject to government regulation and failure to comply could have an adverse effect on the Company’s operations. The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business; however, even with the application of considerable skill, the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

The Company may not be successful in obtaining and renewing government permits.

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

The Company’s exploration activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses.

Exploration activities in Canada and Mexico are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issues, which are priced in Canadian dollars, cash flow from exploration activities is received in U.S. dollars and the majority of the exploration costs of the Company are denominated in United States dollars or Mexican Pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

The Company may not be successful in maintaining internal control over financial reporting.

The Company documents and tests its internal control procedures in order to maintain adequate internal control over our financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”) in the United States. The Sarbanes Oxley Act requires, among other things, an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and management may not be able to conclude, on an ongoing basis, that the Company has effective internal control over financial reporting in accordance with applicable regulations. The Company’s failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements which, in turn, could harm the Company’s business and negatively impact the trading price or the market value of the Company’s securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Company to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company’s acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require the Company to continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful.

The Company may be involved in litigation which may have a material adverse impact on the Company’s operations and financial condition.

The Company is subject to various claims and legal proceedings, including adverse rulings in current or future litigation against it or its directors or officers. These claims may be subject to various uncertainties and it is possible that some of these claims may be resolved unfavourably. The Company carries liability insurance coverage and establishes reserves for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on the Company’s operations and financial condition.

The Company may use certain financial instruments that subject it to a number of inherent risks.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in gold and silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

The Company may be unable to obtain adequate insurance to cover risks.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

Loss of key personnel could materially affect the Company’s operations and financial condition.

The Company depends on the business and technical expertise of a number of key personnel, including its directors and executive officers and key personnel working full-time in management and administrative capacities or as consultants. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s exploration and development activities expand, it will require additional key personnel. The Company does not maintain life insurance for such personnel. The loss of any key personnel, or the failure to retain such personnel, could have a material adverse effect on the Company’s future operations and financial condition.

The Company may not be able to acquire surface rights to its mineral concessions.

A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company’s mineral concessions that are overlain by significant habitation or industrial users, however there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos”, and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company’s mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

Security breaches of the Company’s information systems could adversely affect the Company.

The Company’s operations depend, in part, upon information technology systems. The Company’s information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of our data, systems and networks, any of which could have adverse effects on our reputation, business, results of operations, financial condition and share price.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

15.   CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates that affect the reported amounts and the valuation of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such estimates is contained in the description of accounting policies (note 2 to the audited consolidated financial statements for the year ended December 31, 2019) and/or other notes to the financial statements. Management has made the following critical estimates:

Recoverable value of and impairment of non-current assets

Management must estimate the recoverable value of the Company’s non-current assets and determine whether or not indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable resources, and exploration potential; future production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets including exploration and evaluation assets and property and equipment.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty. Any changes in assumptions related to share-based payments could affect the amount of share-based payment reserve and compensation.

Income taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense, and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than estimates, the ability to realize the deferred tax assets recorded on the statement of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret tax law differently. These factors may affect the final amount or the timing of tax payments.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS YEAR ENDED DECEMBER 31, 2019	TSX: SIL | NYSE American: SILV

Collectability and Classification of IVA Recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of IVA recoverable.

There have been no material changes to critical accounting estimates in the past two years that have resulted in changes to the Company’s overall financial performance.

16.   DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. During 2018, the Company adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

As at December 31, 2019, management assessed the design and operation of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting.

There has been no change in the Company’s internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.